                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                                                 ------------------------------
                                                         SEC FILE NUMBER
                                                              0-9065

                                                 ------------------------------

                           NOTIFICATION OF LATE FILING

                                                 ------------------------------
                                                          CUSIP NUMBER
                                                           38114510 1
                                                 ------------------------------

(Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR


                  For Period Ended:   August 31, 1998
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------------------




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Golden Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
Full Name of Registrant

-------------------------------------------------------------------------------
Former Name if Applicable

3000 West Warner Avenue
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Santa, Ana, California 92704
-------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]       (a)      The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without  unreasonable
                   effort or expense;
[X]       (b)      The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
                   portion thereof, will be filed on or before the fifteenth
                   calendar day following the prescribed due date; or the
                   subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
                   calendar day following the prescribed due date; and
[_]       (c)      The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely complete the information required for the presentation of its Annual Report on Form 10-KSB for the period ended August 31, 1998 due to the negotiation of several transactions during the last quarter of the fiscal year.





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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gary P. Pryor                   (714)                       843-0294
 ------------------------------  ----------------------  ----------------------
             (Name)                 (Area Code)               (Telephone
                                                               Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

 ------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

 ------------------------------------------------------------------------------

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                          Golden Pharmaceuticals, Inc.
                  -------------------------------------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   November 30, 1998                     By /s/ Gary P. Pryor
     ----------------------------            ----------------------------------
                                                    Gary P. Pryor,
                                                    Vice President, Finance

    PART IV - OTHER INFORMATION

         3. The Registrant believes that there will be a significant change in the results of operations for the fiscal year ended August 31, 1998 from the year ended August 31, 1997, an estimate of which is set forth below. The results for the 1997 fiscal year included a $6,210,434 gain from the sale of the Registrant's radiopharmaceutical division in April 1997. Results for the 1998 fiscal year were negatively impacted by decreased sales by Pharma Labs LLC and Quality Care Pharmaceuticals, Inc. as well as a $3,509,847 goodwill impairment charge in the current period and a $693,275 unusual change impairment less associated with Pharm Labs.

                  GOLDEN PHARMACEUTICALS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                      YEAR ENDED AUGUST 31,
                                                                ------------------------------
                                                                     1998             1997
                                                                ------------      ------------
NET SALES                                                       $  6,443,863      $ 11,957,841

COST OF SALES                                                      5,302,545         8,146,734
                                                                ------------      ------------

              GROSS MARGIN                                         1,141,318         3,811,107

       Selling, general and administrative expense                 6,819,170         6,394,291
       Unusual charge - impairment loss                              693,275              --
       Goodwill impairment change                                  3,509,847              --
                                                                ------------      ------------

              OPERATING LOSS                                      (9,880,974)       (2,583,184)

OTHER INCOME/ (EXPENSE)

       Interest expense                                             (598,160)       (1,456,439)
       Joint venture loss                                           (125,741)          (71,358)
       Gain in disposal of division                                     --           6,210,434
       Gain (loss) on disposal of assets                             112,074            (2,048)
       Other income                                                   99,786            96,507
                                                                ------------      ------------

              TOTAL OTHER INCOME (EXPENSE)                          (512,041)        4,777,096
                                                                ------------      ------------

              INCOME (LOSS) BEFORE INCOME TAX EXPENSE            (10,393,015)        2,193,912
                                                                ------------      ------------

INCOME TAX EXPENSE                                                     7,714           642,390
                                                                ------------      ------------

INCOME (LOSS) BEFORE MINORITY INTEREST                           (10,400,729)        1,551,522

MINORITY INTEREST                                                    582,969           269,404
                                                                ------------      ------------

                    NET INCOME (LOSS)                           $ (9,817,760)     $  1,820,926
                                                                ============      ============


                 See Notes to Consolidated Financial Statements